Exhibit 10.2

[Service Date February 22, 2006]

BEFORE THE WASHINGTON STATE

UTILITIES AND TRANSPORTATION COMMISSION

In the Matter of the Joint Application of

MIDAMERICAN ENERGY HOLDINGS COMPANY AND PACIFICORP, d/b/a PACIFIC POWER & LIGHT COMPANY

For an Order Authorizing Proposed Transaction

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

) ) ) ) ) ) ) ) ) ) )	DOCKET NO. UE-051090 ORDER NO. 07 FINAL ORDER APPROVING AND ADOPTING SETTLEMENT STIPULATION; REQUIRING SUBSEQUENT FILING

Synopsis: The Commission approves MidAmerican Energy Holding Company’s (MEHC) proposed purchase of PacifiCorp from ScottishPower on conditions specified in a settlement agreement supported by all parties to this proceeding. The settlement conditions protect against harm to the public interest that might otherwise result from MEHC’s acquisition of PacifiCorp and provide benefits to PacifiCorp’s customers in Washington.
1

PROCEEDINGS: On July 15, 2005, MidAmerican Energy Holdings Company (MEHC) and PacifiCorp, d/b/a Pacific Power & Light Company (PacifiCorp) filed a joint application for an order authorizing MEHC’s proposed purchase of PacifiCorp from Scottish Power. On August 16, 2005, the applicants filed a revised application reflecting the impact of the enactment of the federal Energy Policy Act of 2005, including repeal of the Public Utility Holding Company Act of 1935, effective February 8, 2006. The Commission has jurisdiction under chapter 80.12 RCW, which concerns transfers of property by public service companies. The parties filed a Stipulation on January 20, 2006, which they propose the Commission approve and adopt in resolution of this proceeding.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 2
2

PARTY REPRESENTATIVES: James M. Van Nostrand, Stoel Rives LLP, Portland, Oregon, represents the applicants. Mark C. Moench, Senior Vice President – Law, MEHC, Salt Lake City, Utah, also appeared at hearing for the applicants. Melinda Davison and Matthew Perkins, Davison Van Cleve PC, Portland, Oregon, represent the Industrial Customers of Northwest Utilities (ICNU). Brad M. Purdy, Attorney at Law, Boise, Idaho, represents The Energy Project. Simon ffitch and Shannon Smith, Assistant Attorneys General, Seattle, Washington, represent the Public Counsel Section of the Washington Office of Attorney General. Robert D. Cedarbaum, Senior Assistant Attorney General, Olympia, Washington, represents the Commission’s regulatory staff (“Commission Staff” or “Staff”).[1]

3

COMMISSION DETERMINATION: The Commission finds that MEHC’s proposed purchase of PacifiCorp, subject to the conditions stated in the parties’ Stipulation filed on January 20, 2006, is consistent with the public interest. WAC 480-143-170. Accordingly, the Commission concludes that it should adopt the Stipulation as part of its Final Order and approve the proposed transfer of property under chapter 80.12 RCW.

4

The Commission also determines that it should require PacifiCorp to file, within 30 days after the transaction closes, a petition for an accounting order to authorize deferral accounting for certain rate credits provided for in the Stipulation as commitments Wa 3 and Wa 7.[2]

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1

In formal proceedings, such as this case, the Commission’s regulatory staff functions as an independent party with the same rights, privileges, and responsibilities as any other party to the proceeding. There is an “ex parte wall” separating the Commissioners, the presiding Administrative Law Judge, and the Commissioners’ policy and accounting advisors from all parties, including Staff. RCW 34.05.455.

2	No filing may be necessary if the Commission determines in PacifiCorp’s pending general rate proceeding that the rate credits should be implemented as part of the Company’s compliance filing following a Final Order in Docket No. UE-050684.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 3

MEMORANDUM

I. Background and Procedural History
5

MEHC and PacifiCorp filed, on July 15, 2005, their joint application for an order authorizing MEHC’s proposed purchase of PacifiCorp from Scottish Power. The Commission conducted a prehearing conference on July 26, 2005, and entered Order No. 01 on July 27, 2005. Order No. 01 established a procedural schedule including dates for parties to prefile testimony and exhibits, and for evidentiary hearings to be held. On November 18, 2005, the Commission accepted response testimonies and exhibits filed by Staff, Public Counsel and ICNU. MEHC and PacifiCorp filed rebuttal testimony on December 5, 2006.

6

On December 19, 2005, the parties informed the Commission that they had agreed to waive cross-examination of all witnesses and to proceed on the basis of a stipulated record. The parties proposed that the record would include, with some exceptions, their witnesses’ prefiled testimonies and exhibits, the proposed cross-examination exhibits the parties had exchanged and submitted to the Commission on December 14, 2005, and a stipulation of facts that would be filed by Staff and the applicants.

7

On December 20, 2005, the parties filed their Joint Motion To Admit Exhibits. The parties stipulated to the admission into evidence of all exhibits identified on an exhibit list filed with their Motion. Also on December 20, 2005, Staff and the applicants filed their Stipulation of Facts.

8	The Commission granted the parties’ Motion and accepted the record as tendered.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 4
9

On January 20, 2006, the parties filed a Stipulation. The Stipulation, if approved and adopted by the Commission, would fully resolve the issues in this proceeding. The Commission received additional evidence and heard testimony concerning the terms of the proposed settlement on February 9, 2006.

II. Settlement Agreement
10	The Stipulation filed on January 20, 2006, is attached to this Order as an Appendix and, by this reference, is incorporated into this Order.
11

The Stipulation states that the parties, following a series of meetings spanning the period from mid-October 2005 through early January 2006, reached agreement on proposed commitments by MEHC and PacifiCorp that provide a basis upon which all parties can support approval of the proposed transaction. Appendix A to the Stipulation, includes 53 commitments the applicants have made in all six jurisdictions where PacifiCorp provides utility services, 26 commitments the applicants made that are specific to Washington, and a set of ring-fencing provisions that will be operative in all jurisdictions.[3] In developing the Washington Stipulation, the parties considered and agreed to adoption of various commitments applicants made in proceedings in Utah, Oregon, Idaho and California.

12

As of January 20, 2005, though settlements were pending approval in several states, no state had yet taken final action. In addition, a stipulation was filed in Wyoming after January 20, 2005. As of the date of this Order, stipulations have been approved in Wyoming, Utah, Idaho and California. The Stipulation provides that the Commission will have an opportunity to consider and adopt in Washington any commitments or conditions to which the applicants agree or with which the applicants are required to comply in other jurisdictions after the

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3	Commitments 11, 15, 18, 20, 21, WA 11, and WA 24 include ring-fencing provisions. In addition, Appendix 1 to the Stipulation includes comprehensive ring-fencing provisions.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 5
Commission enters its order in this docket. The Parties ask that the Commission issue an order accepting the Stipulation as soon as practical, expressly reserving the right to re-open Appendix A of the Stipulation to add commitments and conditions accepted or ordered in another state jurisdiction. The Stipulation spells out in detail a suggested process to implement this provision.
13

The Stipulation includes applicants’ acknowledgment that the Commission’s approval of the Stipulation does not bind the Commission in other proceedings. Thus, with respect to any construction project, expenditure or action referenced in the commitments, the Commission may determine the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of any services, accounts, costs, practices or investments.

III. Discussion and Decision
14

The parties’ Stipulation reflects their significant efforts in Washington, and in the other jurisdictions where PacifiCorp provides service, to fashion a set of commitments that collectively protect PacifiCorp’s ratepayers and the broader public interest.

15

MEHC and PacifiCorp commit to continue existing customer service guarantees and performance standards, without proposing modifications, through March 31, 2008. In addition, PacifiCorp’s right to request termination of one or more of the guarantees or standards is delayed until 2011. Thus, these guarantees and standards, established at the time of ScottishPower’s acquisition of PacifiCorp, are extended for several years beyond what is currently required. Moreover, the companies agree that the guarantees and standards will not be modified after 2008, or eliminated after 2011, without Commission approval.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 6
16	The commitments to which MEHC and PacifiCorp agree provide meaningful protection for the regulated utility from financial risks associated with it becoming part of a holding company structure. Commitment numbers 11, 15, 18, 20, 21, Wa 11 and Wa 24 are specifically intended to protect PacifiCorp from any financial distress MEHC or its other subsidiaries and affiliates might experience following the acquisition.[4] In addition, Appendix 1 to the Stipulation sets forth extensive ring-fencing provisions that apply to PPW Holdings LLC, the intermediary corporate entity between PacifiCorp and MEHC in whose name PacifiCorp’s stock will be held. MEHC and PacifiCorp will maintain separate debt and preferred stock, if any. PacifiCorp will maintain its own corporate credit rating, and ratings for long-term debt and preferred stock, from major national ratings agencies. The two companies agree to potential restrictions on dividends by requiring Commission approval for dividends from PacifiCorp to MEHC or PPW Holdings LLC under conditions specified in commitment 18. In addition, the companies agree under commitment Wa 24 that PacifiCorp will not make any dividends to MEHC or PPW Holdings LLC if PacifiCorp’s unsecured debt rating is BBB- or lower by Standard & Poor’s or Fitch, or Baa3 or lower by Moody’s, as indicated by two of the three rating agencies. MEHC and PacifiCorp also commit that neither PacifiCorp nor its subsidiaries will make loans or transfer funds other than dividends or payments under their Inter-company Administrative Services Agreement (IASA) to MEHC, Berkshire Hathaway or their subsidiaries without Commission approval. MEHC and Berkshire Hathaway agree to not pledge any of PacifiCorp’s assets as backing for any securities that MEHC, Berkshire Hathaway or their subsidiaries may issue, excluding securities that PacifiCorp or its subsidiaries may issue.
17

The Stipulation identifies several potential transmission projects MEHC and PacifiCorp believe will enhance reliability, facilitate the receipt of renewable resources, or enable further system optimization. MEHC and PacifiCorp also commit to improve system reliability and to take steps toward more efficient use of the existing system through targeted investment in the transmission and

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4	Exhibit No. 1 at 13:1-7.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 7
distribution system. MEHC acknowledges in the Stipulation that it should have a role in addressing the critical importance of transmission infrastructure in the states where PacifiCorp provides service. MEHC commits its resources and leadership to assist these states in the development of transmission projects upon which the states can agree.
18

The Stipulation expressly provides that all parties reserve their rights to assert positions they deem appropriate regarding the prudence, just and reasonable character, rate or ratemaking impact or treatment, or public interest pertaining to any of the commitments included in Appendix A of the Stipulation. Thus, the Stipulation does not determine the ratemaking consequences of any investment, expenditure or action taken by the Applicants under these commitments. PacifiCorp’s burden of proof in future rate proceedings is not changed.

19

Several of the commitments concern renewable energy, emissions, and a proposed Demand Side Management (DSM) study. PacifiCorp reaffirms its commitment to acquire 1400 MW of new cost-effective renewable resources, including at least 100 MW of cost-effective wind resources to be in service within one year following the close of the transaction. PacifiCorp will undertake several efforts to focus on cost-effective emission reduction measures. Within 15 months after closing, a DSM study initially funded by $1 million in shareholder funds will be completed with the goal of identifying additional DSM and energy efficiency opportunities within PacifiCorp’s service territories. PacifiCorp further commits to meeting its portion of the Northwest Power Planning Council’s energy efficiency targets for Oregon, Washington and Idaho, if the targets can be achieved by means deemed cost-effective by the affected states.

20

MEHC and PacifiCorp have committed to $142.55 million (total company amount) of off-settable rate credits. The proposed treatment of these credits in Washington is described in commitments Wa 3 through Wa 7, in Appendix A to the Stipulation. These rate credits will be reflected in rates on the effective date

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 8
of new rates as determined by the Commission in a general rate case, including Docket No. UE-050684, PacifiCorp’s current general rate proceeding. The rate credits will terminate on December 31, 2010, to the extent not previously offset, unless otherwise provided in the individual commitments.
21

Two of the rate credit commitments, Wa 3 and Wa 7, require reductions in specific costs. In commitment Wa 3, MEHC and PacifiCorp agree to reduce the annual non-fuel costs of the West Valley lease by $0.417 million per month (total company) or an expected $3.7 million in 2006 (assuming a March 31, 2006 Transaction closing), $5 million in 2007 and $2.1 million in 2008. The lease terminates on May 31, 2008. These figures are the amounts of the commitment to either reduce West Valley costs or provide a credit against rates if the costs are not reduced. If the costs of West Valley are included in Washington rates by Commission order, Washington’s share of the monthly rate credit will be deferred (unless included in rates in PacifiCorp’s current general rate case) for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. This commitment is off-settable, on a prospective basis, under conditions specified in the Stipulation. Mr. Gale testified, however, that any accumulated balances in the rate credit deferral account at the time these credits are first included in rates are not off-settable.

22

In commitment Wa 7, MEHC and PacifiCorp agree that PacifiCorp’s total company administrative and general (A&G ) costs will be reduced by $6 million annually based on the A&G categories, assumptions, and values contained in Appendix 3 to the Stipulation, which is titled, “UM 1209 A & G Stretch.” The amount of the total company rate credit is $6 million per year. Beginning with the first month after the transaction is closed, Washington’s share of the $0.5 million monthly rate credit will be deferred for the benefit of customers (unless included in rates in Docket No. UE-050684) and accrue interest at PacifiCorp’s authorized rate of return. The credit will be off-settable by the amount that PacifiCorp demonstrates to the Commission’s satisfaction, in a general rate case,

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 9
that total company A&G expenses included in PacifiCorp’s rates are lower than the benchmark defined in the commitment and have not been shifted to other regulatory accounts.
23

As discussed in the preceding two paragraphs, it may be necessary for PacifiCorp to establish deferral accounts in which to record the regulatory liabilities that may arise under commitments Wa 3 and Wa 7. Mr. Speketer testified that the applicants’ did not plan to file a separate petition for accounting authority to establish these deferral accounts in the belief that the Commission’s order in this proceeding would be sufficient, if the Stipulation is approved. We find, however, that the Stipulation does not provide sufficient detail concerning the proposed accounting treatment of the credits established by these commitments. Accordingly, as a condition of our approval, we require that PacifiCorp file an appropriate accounting petition within 30 days after the date of this Order unless that action is made unnecessary by the Commission’s determinations in PacifiCorp’s pending general rate proceeding in Docket No. UE-050684.

24

The remaining rate credit commitments, Wa 4, Wa 5, and Wa 6, are “hold harmless” provisions that protect ratepayers from increases in certain costs, but do not require any reductions in costs. There is no requirement for deferral accounting or other special accounting treatment in connection with these commitments.

25

The Stipulation includes several commitments that will benefit PacifiCorp’s low-income customers. Commitment Wa 13 provides that MEHC will provide shareholder funding to hire a consultant to study and design an arrearage management project. MEHC and PacifiCorp agree in commitment Wa 14 to contribute $80,000 annually in low-income bill payment assistance, for a five-year period beginning in July 2006. Under commitment Wa 15, MEHC and PacifiCorp will initiate a collaborative effort with Staff, the Energy Project and others to track low-income issues by identifying and collecting data pertinent to low-income issues in PacifiCorp’s Washington service territory.

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26

Finally, to protect the Commission’s continuing ability to regulate Pacificorp, MEHC and PacifiCorp make a number of commitments to protect and facilitate access to information. PacifiCorp will maintain its own accounting system, separate from that of MEHC. All of PacifiCorp’s financial books and records will be kept in Portland, Oregon. The Commission will have access to all books of account, documents, data and records of MEHC, Berkshire Hathaway, PacifiCorp and their affiliates that pertain to transactions between PacifiCorp and its affiliated interests or that are otherwise relevant to PacifiCorp’s business. Additional commitments protecting the Commission’s access to information include numbers 5 – 8, 17, and Wa 23.

27

Taken together, the commitments summarized above, and a number of additional commitments specified in Appendix A to the Stipulation but not specifically mentioned here, comprehensively address the concerns raised by the parties through their respective prefiled testimonies. Commission Staff, Public Counsel, ICNU and the Energy Project offer testimony that the Stipulation not only meets the Washington standard for approval of this transaction, which requires us to find there is no harm to the public interest arising from the transaction, but also provides benefits to customers.

28

In summary, the Stipulation is consistent with the public interest because it includes a comprehensive set of commitments that emphasize important public service obligations including customer service, safety, system reliability, and diversity in resource mix, including renewable generation, use of energy efficiency and DSM. The Stipulation includes basic safeguards intended to protect PacifiCorp’s customers from any financial distress experienced by other companies within the MEHC holding company structure. The Stipulation provides for rate credits, which protect customers from rate increases that might

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 11
otherwise result from the transaction. The Stipulation includes commitments that provide benefits to low-income customers. Finally, the Stipulation protects the Commission’s ability to regulate in the public interest and set rates that are just, fair, reasonable and sufficient by guaranteeing full access to all relevant information and by confirming that approval of the Stipulation does not in any respect determine the prudence or reasonableness of any investment, expenditure or action undertaken by the applicants under these commitments.
29

We find, for these reasons, that the proposed transaction, conditioned by the commitments made in the Stipulation, is consistent with the public interest. We conclude that the requirements under chapter 80.12 RCW and chapter 480-143 WAC governing transfers of property are satisfied. Accordingly, we conclude that the Joint Application, as modified by the terms of the Stipulation filed in this proceeding on January 20, 2006, should be approved.[5]

FINDINGS OF FACT

30

Having discussed above all matters material to our decision, and having stated general findings, the Commission now makes the following summary findings of fact. Those portions of the preceding discussion that include findings pertaining to the Commission’s ultimate decisions are incorporated by this reference.

31	(1)

The Washington Utilities and Transportation Commission is an agency of the State of Washington, vested by statute with authority to regulate rates, rules, regulations, practices, and accounts of public service companies, including electric companies.

32	(2)	PacifiCorp is a “public service company” and an “electrical company” as those terms are defined in RCW 80.04.010 and as those terms otherwise
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5	We note that the Stipulation provides that additional commitments may be added as conditions of our approval if new commitments are made in other states following the entry of this Order.

DOCKET NO. UE-051090 ORDER NO. 07	PAGE 12

are used in Title 80 RCW. PacifiCorp is engaged in Washington State in the business of supplying utility services and commodities to the public for compensation. PacifiCorp is a subsidiary of ScottishPower and PacifiCorp Holdings, Inc. (PHI), ScottishPower’s wholly owned subsidiary that directly holds 100 percent of PacifiCorp’s common stock.

33	(3)

MEHC is an Iowa corporation and is privately held by Berkshire Hathaway, which has a super-majority interest (i.e., more than 80% ownership). MEHC is a holding company whose subsidiaries are engaged primarily in the production and delivery of energy from a variety of fuel sources.

34	(4)

On May 23, 2005, ScottishPower and PacifiCorp Holdings, Inc. agreed to sell all of PacifiCorp’s common stock, held by PHI, to MEHC for approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which will remain outstanding at PacifiCorp. The stock will be held by MEHC’s wholly owned subsidiary, PPW Holdings LLC.

35	(5)

On July 15, 2005, MEHC and PacifiCorp (Joint Applicants) filed their Application requesting an order of the Washington Utilities and Transportation Commission (Commission) authorizing MEHC’s proposed acquisition of 100 percent of PacifiCorp’s outstanding common stock. The Commission set the matter for hearing.

36	(6)

On January 20, 2006, Joint Applicants, Commission Staff, Public Counsel, ICNU, and the Energy Project filed a Stipulation and requested the Commission to adopt its terms as conditions for approval of the proposed transaction and as a full resolution of the issues pending in this proceeding.

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37	(7)	The terms of the parties’ Stipulation are as set forth in the Appendix to this Order which is incorporated into the body of this Order by reference, as if set forth in full.

CONCLUSIONS OF LAW

38

Having discussed above in detail all matters material to our decision, and having stated general findings and conclusions, the Commission now makes the following summary conclusions of law. Those portions of the preceding detailed discussion that state conclusions pertaining to the Commission’s ultimate decisions are incorporated by this reference.

39	(1)	The Washington Utilities and Transportation Commission has jurisdiction over the subject matter of, and parties to, these proceedings. Title 80 RCW.
40	(2)

Chapter 80.12 RCW requires public service companies, including PacifiCorp, to secure Commission approval before it can lawfully sell or otherwise dispose of the whole or any part of its franchises, properties or facilities that are necessary or useful in the performance of its duties to the public. RCW 80.12.020. Any sale, disposition made without Commission authority is void. RCW 80.12.030.

41	(3)

The Stipulation, considered in the light of the record, including supportive testimony from all parties, fairly resolves the issues in this proceeding and should be approved and adopted as the Commission’s determination of the issues. The proposed transaction, subject to the requirements stated in the Stipulation, is consistent with the public interest. WAC 480-143-170. Accordingly, the parties’ request for approval of MEHC’s acquisition of PacifiCorp based on the terms included in the Stipulation should be granted.

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42	(4)	Nothing in this Order establishes the prudence or reasonableness of any investment, expenditure, action or practice undertaken by the Applicants under the commitments included in the Stipulation.
43	(5)

The Commission should retain jurisdiction over the subject matter and the parties to effectuate the terms of this Order, including to give effect to paragraph 8 of the Stipulation, which provides for “most favored state” treatment so that each state in which PacifiCorp provides service will have the opportunity to adopt commitments and conditions offered or adopted in other states even if such are agreed to after the Commission enters this Order.

44	(6)

PacifiCorp should be required to file a petition for an accounting order within 30 days after the transaction closes for authority to establish deferral accounts, as necessary to make effective the terms of commitment numbers Wa 3 and Wa 7, set forth in Appendix A to the Stipulation.

ORDER

THE COMMISSION ORDERS THAT:

45	(1)	Joint Applicants’ Motion for Leave To File Revised Pages [to original application], filed in this proceeding on August 15, 2005, is granted.
46	(2)	The Stipulation attached as an Appendix to this Order is approved and adopted in full resolution of the issues pending in this proceeding.
47	(3)	The Application filed by MEHC and PacifiCorp on July 15, 2005, as modified by the terms of the Stipulation, is consistent with the public interest and is approved.

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48	(4)

Within 30 days after the transaction closes PacifiCorp is required to file a petition for an accounting order to establish its authority to create deferral accounts, as necessary to make effective the terms of commitment numbers Wa 3 and Wa 7, set forth in Appendix A to the Stipulation. The filing is to be made as a “subsequent filing” under WAC 480-07-880 and -885.

49	(5)

The Commission retains jurisdiction to effectuate the terms of this Order including to make effective the terms of paragraph 8 of the Stipulation, which provides for “most favored state” treatment of any post-order commitments made by the Applicants in any state in which PacifiCorp does business.

DATED at Olympia, Washington, and effective this 21st day of February 2006.

WASHINGTON UTILITIES AND TRANSPORTATION COMMISSION

MARK H. SIDRAN, Chairman

PATRICK J. OSHIE, Commissioner

PHILIP B. JONES, Commissioner

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NOTICE TO PARTIES: This is a final order of the Commission. In addition to judicial review, administrative relief may be available through a petition for reconsideration, filed within 10 days of the service of this order pursuant to RCW 34.05.470 and WAC 480-07-850, or a petition for rehearing pursuant to RCW 80.04.200 or RCW 81.04.200 and WAC 480-07-870.

Appendix

BEFORE THE WASHINGTON STATE

UTILITIES AND TRANSPORTATION COMMISSION

In the Matter of the Joint Application of MIDAMERICAN ENERGY HOLDINGS COMPANY AND PACIFICORP DBA PACIFIC POWER & LIGHT COMPANY For an Order Authorizing Proposed Transaction	) ) ) Docket No. UE-051090 ) ) STIPULATION ) ) ) )

I. PARTIES

1.       This Stipulation is entered into by and among MidAmerican Energy Holdings Company (“MEHC”) and PacifiCorp d/b/a Pacific Power & Light Company (“PacifiCorp”) (jointly “Applicants”) and Staff of the Washington Utilities and Transportation Commission (“Staff”),6 the Public Counsel Section of the Office of the Attorney General (“Public Counsel”), Industrial Customers of Northwest Utilities (“ICNU”), and the Energy Project (together “the Parties” and individually “Party”) for the purpose of resolving all issues in this proceeding.

II. RECITALS

2.       On July 15, 2005, Applicants filed a joint Application for an order authorizing a proposed transaction (“Transaction”) whereby MEHC would acquire all of the outstanding common stock of PacifiCorp and PacifiCorp would thereafter become an indirect wholly owned subsidiary of MEHC. On August 16, 2005, Applicants submitted a revised Application reflecting the impact of the enactment of the Energy Policy Act of 2005, including the repeal of the Public Utility Holding Company Act of 1935.7

3.       At the prehearing conference on July 26, 2005, Public Counsel, ICNU, and the Energy Project were granted intervention in the proceeding.

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6	In formal proceedings, such as this, Staff is an independent party. The three member panel of Commissioners is not a party to this Stipulation. The Commissioners must review, consider and decide whether this Stipulation should be adopted by the Commission.
7	The Revised Application was submitted pursuant to a Motion for Leave to file revised pages.

STIPULATION – Page 1

4.       Pursuant to the Commission’s Order No. 1, Prehearing Conference Order, representatives of the Parties met on October 13 and engaged in initial settlement discussions with a view toward resolving the Application in this case. Subsequent discussions were held on October 21, October 26, November 1, December 16, December 19, January 4 and January 6.

5.       Based on these discussions, the Parties have reached agreement on proposed commitments that would provide a basis upon which the Parties could recommend approval of the Transaction in Washington.

6.       The Parties wish to present their agreement for the Commission’s consideration. The Parties therefore adopt the following Stipulation, which is entered into by the Parties voluntarily to resolve matters in dispute among them in the interests of expediting the orderly disposition of this proceeding. The Stipulation is being filed with the Commission as a “Full Settlement” pursuant to WAC 480-07-730(1).

III. TERMS OF THE STIPULATION

7.       Appendix A contains the complete list of Commitments that Applicants collectively and individually agree to make in exchange for the support of the Parties in this proceeding (hereinafter referred to as “Commitments”). The Commitments comprise two categories of commitments: commitments entered into by the Applicants applicable to all the states in which PacifiCorp’s service territory extends and Washington-specific commitments which apply only to the activities and operations of Applicants within Washington. By virtue of executing this Stipulation, the Applicants agree to perform all of the Commitments set forth in Appendix A according to the provisions of each Commitment as set forth therein.

8.       In the process of obtaining approvals of the Transaction in other states, the Commitments may be expanded or modified as a result of regulatory decisions or settlements. In developing this Stipulation, the Parties considered, and agreed upon adoption of various commitments from, the stipulations entered into by Applicants in approval proceedings in the states of Utah, Oregon, Idaho, and California, The Applicants agree that the Commission

STIPULATION – Page 2

shall have an opportunity and the authority to consider and adopt in Washington any commitments or conditions to which the Applicants agree or with which the Applicants are required to comply in other jurisdictions, even if such commitments and conditions are agreed to after the Commission enters its order in this docket. To facilitate the Commission’s consideration and adoption of the commitments and conditions from other jurisdictions, the Parties urge the Commission to issue an order accepting this Stipulation as soon as practical, but to reserve in such order the explicit right to re-open Appendix A to add (without modification of the language thereof except such non-substantive changes as are necessary to make the commitment or condition applicable to Washington) commitments and conditions accepted or ordered in another state jurisdiction. To provide input to the Commission to facilitate a prompt decision regarding the desirability or lack of desirability for these out-of-state commitments and conditions to be adopted in Washington, the Parties agree to and recommend the following process:

•

Within five calendar days after a stipulation with new or amended commitments is filed by the Applicants with a commission in another state jurisdiction, Applicants will send a copy of the stipulation and commitments to the Parties.

•

Within five calendar days after a commission in another state jurisdiction issues an order that accepts a stipulation to which Applicants are a party or otherwise imposes new or modified commitments or conditions, that order, together with all commitments and conditions of any type agreed to by Applicants or ordered by the commission in such other state, will be filed with the Commission and served on all Parties by the most expeditious means practical. Within ten calendar days after the last such filing from the other states (“Final Filing”), any Party wishing to do so shall file with the Commission its response, including its position as to whether any of the covenants, commitments and conditions from the other jurisdictions (without modification of the language thereof except such non-substantive changes as are necessary to make the commitment or condition applicable to Washington)) should

STIPULATION – Page 3

be adopted in Washington. Within five calendar days after any such response filing, any Party may file a reply with the Commission. The Parties agree to support in their filings (or by representation of same by MEHC) the issuance by the Commission of an order regarding the adoption of such commitments and conditions as soon as practical thereafter, recognizing that the transaction cannot close until final state orders have issued.

9.         Not later than the Final Filing, MEHC and PacifiCorp will disclose to the Parties any written commitments, conditions or covenants made in another state jurisdiction (between the date of the filing of the Stipulation and the receipt of the last state order in the transaction docket) intended to encourage approval of the transaction or avoidance of an objection thereto.

10.       The Parties agree that with the commitments set forth in paragraphs 7 through 9 above, including those in Appendix A, the Transaction meets the public interest standard under RCW 80.12.020 and WAC 480-143-170 for approval in Washington. The Parties therefore agree to support this Stipulation as a settlement of all issues in this proceeding and to recommend approval of the Transaction. The Parties encourage the Commission to enter a final Washington approval order by February 28, 2006. The Parties understand that this Stipulation is not binding on the Commission in ruling on the Application.

11.       The following provision, applicable only to the Parties, will become effective upon the closing of the Transaction: Through December 31, 2011, MEHC and PacifiCorp will both confer with the Parties and provide drafts in a timely manner prior to introducing legislation in the Washington Legislature that would impact Washington utility regulation.

12.       The Parties agree that this Stipulation represents a compromise in the positions of the Parties. As such, conduct, statements and documents disclosed in the negotiation of this Stipulation shall not be admissible as evidence in this or any other proceeding. By executing this Stipulation, no Party shall be deemed to have approved, admitted or consented to the facts, principles, methods or theories employed in arriving at the terms of this Stipulation, nor

STIPULATION – Page 4

shall any Party be deemed to have agreed that any provision of this Stipulation is appropriate for resolving issues in any other proceeding, except those proceedings involving the enforcement or implementation of the terms of this Stipulation.

13.       Applicants acknowledge that the Commission’s approval of the Stipulation, the Commitments or the Joint Application shall not bind the Commission in other proceedings with respect to the determination of prudence, just and reasonable character, rate or ratemaking treatment, or public interest of services, accounts, costs, investments, any particular construction project, expenditures or actions referenced in these Commitments.

14.       The Parties shall cooperate in submitting this Stipulation promptly to the Commission for acceptance, and shall cooperate in developing supporting testimony as required by WAC 480-07-740(2)(b). The Parties agree to support the Stipulation throughout this proceeding, provide witnesses to sponsor such Stipulation at a Commission hearing (if necessary), and recommend that the Commission issue an order adopting the settlements contained herein. In the event the Commission rejects this Stipulation, the provisions of WAC 480-07-750(2)(a) shall apply; provided, however, that with respect to the status of the proceeding at the time of the Stipulation, the Parties agree that the “time for completion of the hearing” under WAC 480-07-750(2)(a) shall refer only to the preparation and submission of closing briefs. In the event the Commission accepts the Stipulation upon conditions not proposed herein, each Party reserves the right to seek reconsideration of the decision. The Parties recommend that the Commission allow replies to any request for reconsideration, and that the deadline for such replies be set at seven (7) days. The Parties agree that their right to seek reconsideration is their sole remedy in the event the Commission accepts the Stipulation upon conditions not proposed herein and, that in such circumstance, the provisions of WAC 480-07-750(2)(a) shall not apply.

15.       The Parties agree: (1) to provide all other Parties the right to review in advance of publication any and all announcements or news releases that any other Party intends to make about the Stipulation (with the right of review to include a reasonable opportunity to

STIPULATION – Page 5

request changes to the text of such announcements), and (2) to include in any news release or announcement a statement that Staff’s recommendation to approve the Stipulation is not binding on the Commission itself.

16.      Subject to Paragraph 17 of this Stipulation, the effective date of this Stipulation shall be the date of the closing of the Transaction.

17.       The obligations of the Applicants under this Stipulation are subject to the Commission’s approval of the Application in this docket on terms and conditions acceptable to the Applicants, in their sole discretion, and the closing of the Transaction.

This STIPULATION is entered into by each Party as of the date entered below.

DATED: January 20, 2006.

MidAmerican Energy Holdings Company		Staff of the Washington Utilities and Transportation Commission

By	/s/ Mark C. Moench	By	/s/ Robert D. Cedarbaum
	Mark C. Moench Senior Vice President, Law		Robert D. Cedarbaum Senior Counsel

PacifiCorp		Industrial Customers of Northwest Utilities

By	/s/ D. Douglas Larson	By	/s/ Melinda Davison
	D. Douglas Larson Vice President, Regulation		Melinda Davison Davison Van Cleve

Office of the Attorney General Public Counsel Section		The Energy Project

By	/s/ Shannon Smith	By	/s/ Brad Purdy
	Shannon Smith Assistant Attorney General		Brad Purdy Attorney at Law

STIPULATION – Page 6

APPENDIX A

Consolidated List of Commitments

MEHC Acquisition of PacifiCorp

Washington – WUTC Docket No. UE-051090

Commitments Applicable to All States:

1)

MEHC and PacifiCorp affirm the continuation (through March 31, 2008) of the existing customer service guarantees and performance standards in each jurisdiction. MEHC and PacifiCorp will not propose modifications to the guarantees and standards prior to March 31, 2008. Refer to Commitment 45 for the extension of this commitment through 2011.

2)

Penalties for noncompliance with performance standards and customer guarantees shall be paid as designated by the Commission and shall be excluded from results of operations. PacifiCorp will abide by the Commission’s decision regarding payments.

3)

PacifiCorp will maintain its own accounting system, separate from MEHC’s accounting system. All PacifiCorp financial books and records will be kept in Portland, Oregon. PacifiCorp’s financial books and records and state and federal utility regulatory filings and documents will continue to be available to the Commission, upon request, at PacifiCorp’s offices in Portland, Oregon, Salt Lake City, Utah, and elsewhere in accordance with current practice.

4)

MEHC and PacifiCorp will provide the Commission access to all books of account, as well as all documents, data, and records of their affiliated interests, which pertain to transactions between PacifiCorp and its affiliated interests or which are otherwise relevant to the business of PacifiCorp. This commitment is also applicable to the books and records of Berkshire Hathaway, which shall retain its books and records relevant to the business of PacifiCorp consistent with the manner and time periods of the Federal Energy Regulatory Commission’s record retention requirements that are applicable to PacifiCorp’s books and records.

5)

MEHC, PacifiCorp and all affiliates will make their employees, officers, directors, and agents available to testify before the Commission to provide information relevant to matters within the jurisdiction of the Commission.

6)

The Commission or its agents may audit the accounting records of MEHC and its subsidiaries that are the bases for charges to PacifiCorp, to determine the reasonableness of allocation factors used by MEHC to assign costs to PacifiCorp and amounts subject to allocation or direct charges. MEHC agrees to cooperate fully with such Commission audits.

APPENDIX A - Page 1

7)	MEHC and PacifiCorp will comply with all applicable Commission statutes and regulations regarding affiliated interest transactions, including timely filing of applications and reports.
8)

PacifiCorp will file on an annual basis an affiliated interest report including an organization chart, narrative description of each affiliate, revenue for each affiliate and transactions with each affiliate.

9)

PacifiCorp and MEHC will not cross-subsidize between the regulated and non-regulated businesses or between any regulated businesses, and shall comply with the Commission’s applicable orders and rules with respect to such matters.

10)

Due to PUHCA repeal, neither Berkshire Hathaway nor MEHC will be registered public utility holding companies under PUHCA. Thus, no waiver by Berkshire Hathaway or MEHC of any defenses to which they may be entitled under Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.), cert. denied sub nom. Arcadia v. Ohio Power Co., 506 U.S. 981 (1992), is necessary to maintain the Commission’s regulation of MEHC and PacifiCorp. However, while PUHCA is in effect, Berkshire Hathaway and MEHC waive such defenses.

11) a)

Any diversified holdings and investments (e.g., non-utility business or foreign utilities) of MEHC following approval of the transaction will not be held by PacifiCorp or a subsidiary of PacifiCorp. This condition will not prohibit MEHC or its affiliates other than PacifiCorp from holding diversified businesses.

b)	Ring-fencing provisions for PPW Holdings LLC will include the provisions in Appendix 1. These provisions have been derived from those in effect for NNGC Acquisition, LLC as of December 1, 2005.
12)

PacifiCorp or MEHC will notify the Commission subsequent to MEHC’s board approval and as soon as practicable following any public announcement of: (1) any acquisition of a regulated or unregulated business representing 5 percent or more of the capitalization of MEHC; or (2) the change in effective control or acquisition of any material part or all of PacifiCorp by any other firm, whether by merger, combination, transfer of stock or assets.

13)

The Inter-company Administrative Services Agreement (IASA) will include the corporate and affiliate cost allocation methodologies. The IASA will be filed with the Commission as soon as practicable after the closing of the transaction. Approval of the IASA will be requested if required by law or rule, but approval for ratemaking purposes will not be requested in such filing. Refer to Commitment 14 (f). Amendments to the IASA will also be filed with the Commission.

APPENDIX A - Page 2

14)

Any proposed cost allocation methodology for the allocation of corporate and affiliate investments, expenses, and overheads, required by law or rule to be submitted to the Commission for approval, will comply with the following principles:

a)

For services rendered to PacifiCorp or each cost category subject to allocation to PacifiCorp by MEHC or any of its affiliates, MEHC must be able to demonstrate that such service or cost category is necessary to PacifiCorp for the performance of its regulated operations, is not duplicative of services already being performed within PacifiCorp, and is reasonable and prudent.

b)

Cost allocations to PacifiCorp and its subsidiaries will be based on generally accepted accounting standards; that is, in general, direct costs will be charged to specific subsidiaries whenever possible and shared or indirect costs will be allocated based upon the primary cost-driving factors.

c)	MEHC and its subsidiaries will have in place positive time reporting systems adequate to support the allocation and assignment of costs of executives and other relevant personnel to PacifiCorp.
d)

An audit trail will be maintained such that all costs subject to allocation can be specifically identified, particularly with respect to their origin. In addition, the audit trail must be adequately supported. Failure to adequately support any allocated cost may result in denial of its recovery in rates.

e)

Costs which would have been denied recovery in rates had they been incurred by PacifiCorp regulated operations will likewise be denied recovery whether they are allocated directly or indirectly through subsidiaries in the MEHC group.

f)	Any corporate cost allocation methodology used for rate setting, and subsequent changes thereto, will be submitted to the Commission for approval if required by law or rule.
15)

MEHC and PacifiCorp commit that PacifiCorp will maintain separate debt and preferred stock, if any. PacifiCorp will maintain its own corporate credit rating, as well as ratings for long-term debt and preferred stock, from Moody’s and S&P or their successor rating agencies.

16)

MEHC and PacifiCorp will exclude all costs of the transaction from PacifiCorp’s utility accounts. Within 90 days following completion of the transaction, MEHC will provide a preliminary accounting of these costs. Further, MEHC will provide the Commission with a final accounting of these costs within 30 days of the accounting close.

APPENDIX A - Page 3

17)

MEHC and PacifiCorp will provide the Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to PacifiCorp or MEHC. Berkshire Hathaway and MEHC will also provide the Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to MEHC’s subsidiaries to the extent such information may potentially impact PacifiCorp.

18) a)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below the following percentages of its Total Capital without Commission approval:

48.25% from the date of the close of the transaction through December 31, 2008;

47.25% from January 1, 2009, through December 31, 2009;

46.25% from January 1, 2010 through December 31, 2010;

45.25% from January 1, 2011 through December 31, 2011;

44.00% after December 31, 2011.

b)

PacifiCorp’s Total Capital is defined as common equity, preferred equity and long-term debt. Long-term debt is defined as debt with a term of more than one year. For purposes of calculating the numerator of the percentage, common equity will be increased by 50% of the remaining balance of preferred stock that was in existence prior to the acquisition of PacifiCorp by MEHC. PacifiCorp and MEHC will work with Commission Staff to determine a percentage of common equity credit to apply to preferred stock issued by PacifiCorp after the acquisition of PacifiCorp by MEHC. In the absence of such an agreement between Commission Staff and the Companies, MEHC and PacifiCorp agree to treat new issuances of preferred stock as 100% debt, unless a Commission order approves a different percentage.

c)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below 35% of its Total Adjusted Capital without Commission approval. For purposes of calculating the numerator of the percentage, common equity will not include any portion of PacifiCorp preferred stock issued and outstanding. PacifiCorp’s Total Adjusted Capital is defined as common equity, preferred equity, long-term debt, short-term debt and capitalized lease obligations.

APPENDIX A - Page 4

d)	The Commission, on its own motion or at the request of any party, may reexamine the minimum common equity percentages as financial conditions or accounting standards warrant.
19)	The capital requirements of PacifiCorp, as determined to be necessary to meet its obligation to serve the public, will be given a high priority by the Board of Directors of MEHC and PacifiCorp.
20)

MEHC and PacifiCorp commit that neither PacifiCorp nor its subsidiaries will, without the approval of the Commission, make loans or transfer funds (other than dividends and payments pursuant to the IASA) to MEHC, Berkshire Hathaway or their respective subsidiaries, or assume any obligation or liability as guarantor, endorser, surety or otherwise for MEHC, Berkshire Hathaway or their respective subsidiaries; provided that this condition will not prevent PacifiCorp, to the extent allowed by law, from making loans or transferring funds to a subsidiary of PacifiCorp or assuming any obligation or liability on behalf of a subsidiary of PacifiCorp. MEHC and Berkshire Hathaway will not pledge any of the assets of the business of PacifiCorp as backing for any securities which MEHC, Berkshire Hathaway or their respective subsidiaries, but excluding PacifiCorp and its subsidiaries, may issue.

21)	MEHC and PacifiCorp will not advocate for a higher cost of capital as compared to what PacifiCorp’s cost of capital would have been, using Commission standards, absent MEHC’s ownership.
22)	[This Commitment number has intentionally been left blank. Commitment 22 is not available if a state selects Washington-specific Commitment Wa 7.]
23)

PacifiCorp will continue a Blue Sky tariff offering in all states. PacifiCorp will continue to support this offering through innovative marketing, by modifying the tariff to reflect the developing green power market and by monitoring national certification standards.

24)	PacifiCorp will continue its commitment to gather outside input on environmental matters, such as through the Environmental Forum.
25)	PacifiCorp will continue to have environmental management systems in place that are self-certified to ISO 14001 standards at all PacifiCorp operated thermal generation plants.
26)

MEHC will maintain at least the existing level of PacifiCorp’s community-related contributions, both in terms of monetary and in-kind contributions. The distribution of PacifiCorp’s community-related contributions among the states will be done in a manner that is fair and equitable to each state.

APPENDIX A - Page 5

27)	MEHC will continue to consult with regional advisory boards to ensure local perspectives are heard regarding community issues.
28)	MEHC will honor PacifiCorp’s existing labor contracts.
29)	After the closing of the transaction, MEHC and PacifiCorp will make no unilateral changes to employee benefit plans prior to May 23, 2007 that would result in the reduction of employee benefits.
30)	PacifiCorp will continue to produce Integrated Resource Plans according to the then current schedule and the then current Commission rules and orders.
31)

When acquiring new generation resources in excess of 100 MW and with a dependable life of 10 or more years, PacifiCorp and MEHC will issue Requests for Proposals (RFPs) or otherwise comply with state laws, regulations and orders that pertain to procurement of new generation resources for PacifiCorp.

32)	Nothing in these acquisition commitments shall be interpreted as a waiver of PacifiCorp’s or MEHC’s rights to request confidential treatment for information that is the subject of any commitments.
33)

Unless otherwise specified by Commission regulations or applicable statute, the Commission shall give MEHC and PacifiCorp written notification of any violation by either company of the commitments made in this application. If such failure is corrected within ten (10) business days for failure to file reports, or five (5) business days for other violations, the Commission shall take no action. MEHC or PacifiCorp may request, for cause, an extension of these time periods. If MEHC or PacifiCorp fails to correct such violations within the specified time frames, as modified by any Commission-approved extensions, the Commission may seek to assess penalties for violation of a Commission order, against either MEHC or PacifiCorp, but not both, as allowed under state laws and regulations.

34)

MEHC and PacifiCorp have identified transmission projects that MEHC and PacifiCorp believe will enhance reliability, facilitate the receipt of renewable resources, or enable further system optimization. Subject to permitting and the availability of materials, equipment and rights-of-way, MEHC and PacifiCorp commit to use their best efforts to achieve the following transmission system infrastructure improvements:[8]

______________
8

It is possible that upon further review a particular investment might not be cost-effective, optimal for customers or able to be completed by the target date. If that should occur, MEHC pledges to propose an alternative to the Commission with a comparable benefit.

APPENDIX A - Page 6

a)

Path C Upgrade ( ~$78 million) – Increase Path C capacity by 300 MW (from S.E. Idaho to Northern Utah). The target completion date for this project is 2010. MEHC and PacifiCorp assert that this project:

•	enhances reliability because it increases transfer capability between the east and west control areas,
•	facilitates the delivery of power from wind projects in Idaho, and
•	provides PacifiCorp with greater flexibility and the opportunity to consider additional options regarding planned generation capacity additions.
b)

Mona - Oquirrh ( ~$196 million) – Increase the import capability from Mona into the Wasatch Front (from Wasatch Front South to Wasatch Front North). This project would enhance the ability to import power from new resources delivered at or to Mona, and to import from Southern California by “wheeling” over the Adelanto DC tie. The target completion date for this project is 2011. MEHC and PacifiCorp assert that this project:

•	enhances reliability by enabling the import of power from Southern California entities during emergency situations,
•	facilitates the acceptance of renewable resources, and
•	enhances further system optimization since it enables the further purchase or exchange of seasonal resources from parties capable of delivering to Mona.
c)

Walla Walla - Yakima or Mid-C ( ~$88 million) – Establish a link between the “Walla Walla bubble” and the “Yakima bubble” and/or reinforce the link between the “Walla Walla bubble” and the Mid-Columbia (at Vantage). MEHC and PacifiCorp assert that either of these projects presents opportunities to enhance PacifiCorp’s ability to accept the output from wind generators and balance the system cost effectively in a regional environment. The target completion date for this project is 2010.

35)	MEHC and PacifiCorp make the following commitments to improve system reliability:
a)	investment in the Asset Risk Program of $75 million over the three years, 2007-2009,
b)	investment in local transmission risk projects across all states of $69 million over eight years after the close of the transaction,
c)	O & M expense for the Accelerated Distribution Circuit Fusing Program across all states will be increased by $1.5 million per year for five years after the close of the transaction, and
d)	extension of the O&M investment across all states for the Saving SAIDI Initiative for three additional years at an estimated cost of $2 million per year.

APPENDIX A - Page 7

e)

MEHC and PacifiCorp will support the Bonneville Power Administration in its development of short-term products such as conditional firm. No less than three months following the close of the transaction, PacifiCorp will initiate a process to collaboratively design similar short-term transmission products and will include stakeholders in this process. PacifiCorp will make every reasonable effort to complete a product by the end of 2008.

f)

PacifiCorp will continue to offer its Partial Interim Service product, and will make commercially reasonable efforts to offer transmission customers as much firm service as the Company’s transmission studies show is available, including weeks within a month. PacifiCorp will also continue its OATT tariff provision that allows transmission customers to alter pre-scheduled transactions up to 20 minutes before the hour as long as such provision is consistent with established scheduling practices and does not jeopardize system reliability. PacifiCorp will notify parties to this proceeding if it proposes changes to these two elements of its OATT.

36)

MEHC recognizes that it can and should have a role in addressing the critical importance of transmission infrastructure to the states in which PacifiCorp serves. MEHC also recognizes that some transmission projects, while highly desirable, may not be appropriate investments for PacifiCorp and its regulated customers. Therefore, MEHC commits its resources and leadership to assist PacifiCorp states in the development of transmission projects upon which the states can agree. Examples of such projects would be RMATS and the proposed Frontier transmission line.

37)

MEHC believes that PacifiCorp’s incremental cost of long-term debt will be reduced as a result of the proposed transaction, due to the association with Berkshire Hathaway. Historically, MEHC’s utility subsidiaries have been able to issue long-term debt at levels below their peers with similar credit ratings. MEHC commits that over the next five years it will demonstrate that PacifiCorp’s incremental long-term debt issuances will be at a yield ten basis points below its similarly rated peers. If it is unsuccessful in demonstrating that PacifiCorp has done so, PacifiCorp will accept up to a ten (10) basis point reduction to the yield it actually incurred on any incremental long-term debt issuances for any revenue requirement calculation effective for the five-year period subsequent to the approval of the proposed acquisition. It is projected that this benefit will yield a value roughly equal to $6.3 million over the post-acquisition five-year period.

38)	[This Commitment number has intentionally been left blank. Commitment 38 is not available if a state selects Washington-specific Commitments Wa 4 and Wa 6.]

APPENDIX A - Page 8

39)

In Commitment 31, MEHC and PacifiCorp adopt a commitment to source future PacifiCorp generation resources consistent with the then current rules and regulations of each state. In addition to that commitment, for the next ten years, MEHC and PacifiCorp commit that they will submit as part of any commission approved RFPs for resources with a dependable life greater than 10 years and greater than 100 MW — including renewable energy RFPs — a 100 MW or more utility “own/operate” alternative for the particular resource. It is not the intent or objective that such alternatives be favored over other options. Rather, the option for PacifiCorp to own and operate the resource which is the subject of the RFP will enable comparison and evaluation of that option against other viable alternatives. In addition to providing regulators and interested parties with an additional viable option for assessment, it can be expected that this commitment will enhance PacifiCorp’s ability to increase the proportion of cost-effective renewable energy in its generation portfolio, based upon the actual experience of MEC and the “Renewable Energy” commitment offered below.

40) a)

MEHC reaffirms PacifiCorp’s commitment to acquire 1400 MW of new cost-effective renewable resources, representing approximately 7% of PacifiCorp’s load. MEHC and PacifiCorp commit to work with developers and bidders to bring at least 100 MW of cost-effective wind resources in service within one year of the close of the transaction.

b)

MEHC and PacifiCorp expect that the commitment to build the Walla-Walla and Path C transmission lines will facilitate up to 400 MW of renewable resource projects with an expected in-service date of 2010. MEHC and PacifiCorp commit to actively work with developers to identify other transmission improvements that can facilitate the delivery of cost-effective wind energy in PacifiCorp’s service area.

c)

In addition, MEHC and PacifiCorp commit to work constructively with states to implement renewable energy action plans so as to enable PacifiCorp to achieve at least 1400 MW of cost-effective renewable energy resources by 2015. Such renewable energy resources are not limited to wind energy resources.

41)	MEHC supports and affirms PacifiCorp’s commitment to consider utilization of advanced coal-fuel technology such as super-critical or IGCC technology when adding coal-fueled generation.
42) a)

MEHC and PacifiCorp commit to participate in the Environmental Protection Agency’s SF6 Emission Reduction Partnership for Electric Power Systems. Sulfur hexafluoride (SF6) is a highly potent greenhouse gas used in the electric industry for insulation and current interruption in electric transmission and distribution equipment. MEHC and PacifiCorp represent that over a 100-year period, SF6 is 23,900 times more effective at trapping infrared radiation than an equivalent amount of CO2, making it the most highly potent, known greenhouse gas. SF6 is also a very stable chemical, with an atmospheric lifetime of 3,200

APPENDIX A - Page 9

years. As the gas is emitted, it accumulates in the atmosphere in an essentially un-degraded state for many centuries. Thus, a relatively small amount of SF6can have a significant impact on global climate change. Through its participation in the SF6 partnership, PacifiCorp will commit to an appropriate SF6emissions reduction goal and annually report its estimated SF6 emissions. MEHC and PacifiCorp represent that this not only reduces greenhouse gas emissions, it saves money and improves grid reliability. Since 1999, EPA’s SF6 partner companies have saved $2.5 million from the avoided gas loss alone. Use of improved SF6 equipment and management practices helps protect system reliability and efficiency.

b)

Within six months after close of the transaction, MEHC and PacifiCorp commit that PacifiCorp will establish a global warming working group composed of representatives of the regulatory, consumer, educational and environmental communities in the six states that PacifiCorp serves, as well as representatives of PacifiCorp and MEHC. PacifiCorp will work with the global warming working group to identify cost-effective measures to reduce PacifiCorp’s greenhouse emissions. PacifiCorp will develop and file with the Commission its strategy, which MEHC supports, for reducing its greenhouse gas emissions.

43)

Working with the affected generation plant joint owners and with regulators to obtain required approvals, MEHC and PacifiCorp commit to install, to the extent cost effective, the equipment likely to be necessary under future emissions control scenarios at a cost of approximately $812 million. Concurrent with any application for an air permit, MEHC and PacifiCorp will discuss its plans regarding this commitment with interested parties and solicit input. While additional expenditures may ultimately be required as future emission reduction requirements become better defined, MEHC believes these investments in emission control equipment are reasonable and environmentally beneficial. The execution of an emissions reduction plan for the existing PacifiCorp coal-fueled facilities, combined with the use of reduced-emissions coal technology for new coal-fueled generation, is expected to result in a significant decrease in the emissions rate of PacifiCorp’s coal-fueled generation fleet. MEHC represents that the investments to which MEHC is committing are expected to result in a decrease in the SO2 emissions rates of more than 50%, a decrease in the NOx emissions rates of more than 40%, a reduction in the mercury emissions rates of almost 40%, and no increase expected in the CO2 emissions rate.

44) a)

MEHC and PacifiCorp commit to conducting a company-defined third-party market potential study of additional DSM and energy efficiency opportunities within PacifiCorp’s service areas. The objective of the study will be to identify opportunities not yet identified by the company and, if and where possible, to recommend programs or actions to pursue those opportunities found to be cost-effective. The study will focus on opportunities for deliverable DSM and

APPENDIX A - Page 10

energy efficiency resources rather than technical potentials that may not be attainable through DSM and energy efficiency efforts. On-site solar and combined heat and power programs may be considered in the study. During the three-month period following the close of the transaction, MEHC and PacifiCorp will consult with DSM advisory groups and other interested parties to define the proper scope of the study. The findings of the study will be reported back to DSM advisory groups, commission staffs, and other interested stakeholders and will be used by the Company in helping to direct ongoing DSM and energy efficiency efforts. The study will be completed within fifteen months after the closing on the transaction, and MEHC shareholders will absorb the first $1 million of the costs of the study.

b)

PacifiCorp further commits to meeting its portion of the NWPPC’s energy efficiency targets for Oregon, Washington and Idaho, as long as the targets can be achieved in a manner deemed cost-effective by the affected states.

c)

In addition, MEHC and PacifiCorp commit that PacifiCorp and MEC will annually collaborate to identify any incremental programs that might be cost-effective for PacifiCorp customers. The Commission will be notified of any additional cost-effective programs that are identified.

45)

MEHC and PacifiCorp commit to continue customer service guarantees and performance standards as established in each jurisdiction, provided that MEHC and PacifiCorp reserve the right to request modifications of the guarantees and standards after March 31, 2008, and the right to request termination (as well as modification) of one or more guarantees or standards after 2011. The guarantees and standards will not be eliminated or modified without Commission approval.

46)

MEHC has significant experience in assisting its communities with economic development efforts. MEHC plans to continue PacifiCorp’s existing economic development practices and use MEHC’s experience to maximize the effectiveness of these efforts.

47)

MEHC understands that having adequate staffing and representation in each state is not optional. MEHC understands its importance to customers, to regulators and to states. MEHC and PacifiCorp commit to maintaining adequate staffing and presence in each state, consistent with the provision of safe and reliable service and cost-effective operations.

48)

PacifiCorp will provide public notice and an invitation to encourage stakeholders to participate in the Integrated Resource Plan (IRP) process. The IRP process will be used to consider Commitments 34, 39, 40, 41, 44, 52 and 53. PacifiCorp will hold IRP meetings at locations or using communications technologies that encourage broad participation.

APPENDIX A - Page 11

49)

By June 1, 2007 and each June 1 thereafter through June 1, 2011, PacifiCorp will file a report with the Commission regarding the implementation of the Commitments. The report will, at a minimum, provide a description of the performance of each of the commitments that have quantifiable results. If any of the commitments is not being met, relative to the specific terms of the commitment, the report shall provide proposed corrective measures and target dates for completion of such measures. PacifiCorp will make publicly available at the Commission non-confidential portions of the report.

50)	PacifiCorp will maintain its current pension funding policy, as described in the 2005 Actuarial Report, for a period of two years following the close of the transaction.
51)

Subject to, and in consideration for, dismissal of all existing proceedings and no commencement of any future state regulatory proceeding against PacifiCorp involving or arising from the SEC PUHCA Audit Report of Scottish Power dated May 11, 2004, MEHC will contribute to PacifiCorp, at no cost to PacifiCorp, MEHC’s stock ownership in the Intermountain Geothermal Company and the associated steam rights (approximately 70% of the total rights) to the steam resources serving PacifiCorp’s Blundell geothermal plant and terminate MEHC’s and Intermountain Geothermal Company’s rights and obligations under the contracts. MEHC will assist PacifiCorp in determining the cost-effectiveness of acquiring the remaining 30% of the rights. No more than six months after the close of the transaction, MEHC will provide parties a clear and complete disclosure statement that details any potential liabilities and risks, identified by or for MEHC, associated with the ownership rights of MEHC in Intermountain Geothermal. MEHC also commits that PacifiCorp customers will not be harmed from the contribution to PacifiCorp of the Intermountain Geothermal steam resources and stock.

52)

Upon closing, MEHC and PacifiCorp commit to immediately evaluate increasing the generation capacity of the Blundell geothermal facility by the amount determined to be cost-effective. Such evaluation shall be summarized in a report and filed with the Commission concurrent with the filing of PacifiCorp’s next IRP. This incremental amount is expected to be at least 11 MW and may be as much as 100 MW. All cost effective increases in Blundell capacity, completed before January 1, 2015, should be counted toward satisfaction of PacifiCorp’s 1400 MW renewable energy goal, in an amount equal to the capacity of geothermal energy actually added at the plant.

53)

MEHC or PacifiCorp commit to commence as soon as practical after close of the transaction a system impact study to examine the feasibility of constructing transmission facilities from the Jim Bridger generating facilities to Miners Substation, in Wyoming. Upon receipt of the results of the system impact

APPENDIX A - Page 12

study, MEHC or PacifiCorp will review and discuss with stakeholders the desirability and economic feasibility of performing a subsequent facilities study for the Bridger to Miners 500 kV transmission project.

Washington-Specific Commitments:

Wa 1)

MEHC and PacifiCorp agree that during the 15-day period to investigate and report back to customers regarding billing and metering problems, it will not take action by initiating collection remedies or disconnecting.

Wa 2)

MEHC and PacifiCorp commit to $142.5 million (total company amount) of offsetable rate credits as reflected in Appendix 2 and as described in the following Commitments Wa 3 through Wa 7. These rate credits will be reflected in rates on the effective date of new rates as determined by the Commission in a general rate case (including Docket No. UE-050684, PacifiCorp’s current general rate proceeding). The rate credits will terminate on December 31, 2010, to the extent not previously offset, unless otherwise noted. The rate credits in Commitments Wa 3 and Wa 7 are subject to deferred accounting as specified therein. Where total company values are referenced, the amount allocated to Washington will equal the Washington-allocated amount using Commission-adopted allocation factors.

Wa 3a)

MEHC and PacifiCorp commit to reduce the annual non-fuel costs to PacifiCorp customers of the West Valley lease by $0.417 million per month (total company) or an expected $3.7 million in 2006 (assuming a March 31, 2006 transaction closing), $5 million in 2007 and $2.1 million in 2008 (the lease terminates May 31, 2008), which shall be the amounts of the total company rate credit. If and to the extent that the costs of West Valley are included in Washington rates by Commission order, Washington’s share of the monthly rate credit will be deferred (unless included in rates in Docket No. UE-050684, PacifiCorp’s current general rate proceeding), effective as of the first month after the close of the transaction to purchase PacifiCorp, for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. (This commitment is reflected in Row 1 of Appendix 2.)

b)

This commitment is offsetable, on a prospective basis, to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that such West Valley non-fuel cost savings:

i)	are reflected in PacifiCorp’s rates; and,
ii)

there are no offsetting actions or agreements by MEHC or PacifiCorp for which value is obtained by PPM or an affiliated company, which, directly or indirectly, increases the costs PacifiCorp would otherwise incur.

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Wa 4a)

MEHC and PacifiCorp will hold customers harmless for increases in costs retained by PacifiCorp that were previously assigned to affiliates relating to management fees. The total company amount assigned to PacifiCorp’s affiliates is $1.5 million per year, which is the amount of the total company rate credit. This commitment expires on December 31, 2010. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment Wa 4 and Commitment 38. (The commitment is reflected in Row 2 of Appendix 2).

b)	This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case the following:
i)	Corporate allocations from MEHC to PacifiCorp included in PacifiCorp’s rates are less than $7.3 million;
ii)	Costs associated with functions previously carried out by parents to PacifiCorp and previously included in rates have not been shifted to PacifiCorp or otherwise included in PacifiCorp’s rates; and
iii)

Costs have not been shifted to operational and maintenance accounts (FERC accounts 500-598), customer accounts (FERC accounts 901-905), customer service and informational accounts (FERC accounts 907-910), sales accounts (FERC accounts 911-916), capital accounts, deferred debit accounts, deferred credit accounts, or other regulatory accounts.

Wa 5a)

MEHC commits to use an existing, or form a new, captive insurance company to provide insurance coverage for PacifiCorp’s operations. The costs of forming such captive will not be reflected in PacifiCorp’s regulated accounts, nor allocated directly or indirectly to PacifiCorp. Such captive shall be comparable in costs and services to that previously provided through ScottishPower’s captive insurance company Dornoch. MEHC further commits that insurance costs incurred by PacifiCorp from the captive insurance company for equivalent coverage for calendar years 2006 through 2010, inclusive, will be no more than $7.4 million (total company). Oregon Commission Staff has valued the potential increase in PacifiCorp’s total company revenue requirement from the loss of ScottishPower’s captive insurance affiliate as $4.3 million annually, which shall be the amount of the total company rate credit. This commitment expires on December 31, 2010.

b)

This commitment is offsetable if PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, the costs included in PacifiCorp’s rates for such insurance coverage is not more than $7.4 million (total company). (This commitment is reflected in Row 3 in Appendix 2.)

Wa 6a)

MEHC and PacifiCorp will hold customers harmless for increases in costs resulting from PacifiCorp corporate costs previously billed to PPM and other former affiliates of PacifiCorp. Oregon Commission Staff has valued the

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potential increase in total company revenue requirement if these costs are not eliminated as $7.9 million annually (total company) through December 31, 2010 and $6.4 million annually (total company) from January 1, 2011 through December 31, 2015, which shall be the amounts of the total company rate credit. This commitment shall expire on the earlier of December 31, 2015 or when PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment Wa 6 and Commitment 38.

b)

This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. (The commitment is reflected in Row 4 of Appendix 2.)

Wa 7a)

MEHC and PacifiCorp commit that PacifiCorp’s total company A&G costs will be reduced by $6 million annually based on the A&G categories, assumptions, and values contained in Appendix 3 titled, “UM 1209 A & G Stretch.” The maximum amount of the total company rate credit in any year is $6 million. This commitment expires December 31, 2010. Beginning with the first month after the close of the transaction, Washington’s share of the $0.5 million monthly rate credit will be deferred for the benefit of customers (unless included in rates in Docket No. UE-050684, PacifiCorp’s current general rate proceeding), and accrue interest at PacifiCorp’s authorized rate of return. This Commitment is in lieu of Commitment 22 and Commitment U 23 from the Utah settlement, and a state must choose between this Commitment Wa 7 and Commitments 22 and U 23.

b)

The credit will be offsetable, on a prospective basis, for every dollar that PacifiCorp demonstrates, to the Commission’s satisfaction, in a subsequent general rate case, that total company A&G expenses included in PacifiCorp’s rates are less than $6 million above the “Stretch Goal” and have not been shifted to other regulatory accounts. The 2006 Stretch Goal is $222.8 million. Subsequent Stretch Goals shall equal the 2006 Stretch Goal multiplied by the ratio of the Global Insight’s Utility Cost Information Service (UCIS)-Administrative and General – Total Operations and Maintenance Index (INDEX CODE Series JEADGOMMS), for the test period divided by the 2006 index value. If another index is adopted in a future PacifiCorp case, that index will replace the aforementioned index and will be used on a prospective basis only. If this occurs, the Stretch Goal for future years will equal the Stretch Goal from the most recent full calendar year multiplied by the ratio of the new index for the test period divided by the new index value for that same most recent calendar year.

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Wa 8)

Within three months of closing of the transaction, MEHC commits to obtain a non-consolidation opinion that demonstrates that the ring fencing around PPW Holdings LLC is sufficient to prevent PPW Holdings LLC and PacifiCorp from being pulled into an MEHC bankruptcy. MEHC commits to promptly file such opinion with the Commission. If the ring-fencing provisions of this agreement are insufficient to obtain a non-consolidation opinion, MEHC agrees to promptly undertake the following actions:

a)	Notify the Commission of this inability to obtain a non-consolidation opinion.
b)	Propose and implement, upon Commission approval, such ring-fencing provisions that are sufficient to prevent PPW Holdings LLC from being pulled into an MEHC bankruptcy.
c)	Obtain a non-consolidation opinion.
Wa 9)	MEHC and PacifiCorp commit that PacifiCorp will not directly own equity shares of either Berkshire Hathaway or MEHC, if MEHC were ever to become publicly traded.
Wa 10)

MEHC commits to provide 30 days’ notice to the Commission if it intends to create a corporate entity between PPW Holdings LLC and MEHC. MEHC further states that it has no current intention to create such a corporate entity.

Wa 11)

MEHC commits that immediately following the closing of the transaction, the acquiring company (PPW Holdings LLC) will have no debt in its capital structure. MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below the following percentages of its Total Capital as defined in Commitment 18b:

48.25% from the date of the close of the transaction through December 31, 2008;

47.25% from January 1, 2009 through December 31, 2009;

46.25% from January 1, 2010 through December 31, 2010;

45.25% from January 1, 2011 through December 31, 2011;

44.00% after December 31, 2011.

b)	MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below 35% of its Total Adjusted Capital as defined in Commitment 18c.
c)	MEHC will provide the Commission 30 days prior notice if PPW Holdings LLC intends to issue debt. MEHC and PacifiCorp acknowledge that if PPW Holdings LLC does issue debt, the

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Commission has the authority pursuant to a re-opener under RCW 80.04.210 limited to the consideration of additional ring-fencing provisions that may be appropriate.

Wa 12)

MEHC and PacifiCorp agree to use asymmetrical pricing for affiliate charges or costs not covered by the provisions of the InterCompany Administrative Services Agreement (IASA), if a readily identifiable market for the goods, services or assets exists, and if the transaction involves a cost of more than $500,000.

Wa 13)

MEHC commits to provide shareholder funding to hire a consultant to study and design for possible implementation of an arrearage management project for low-income customers that could be made applicable to Washington and other states that PacifiCorp serves. PacifiCorp will provide a resource for facilitation of a working group to oversee the project. The study shall commence no later than one hundred eighty (180) days after close of the transaction and be completed, through the issuance of a formal report to the Commission, no later than three hundred sixty-five (365) days after close of the transaction. MEHC recognizes that such a program may have to be tailored to best fit the unique low-income environment of each individual state. The project will be developed by PacifiCorp in conjunction with the relevant regulatory and governmental agencies, low-income advocates, and other interested parties in each state that are interested in participating. The goals for the project will include reducing service terminations, reducing referral of delinquent customers to third party collection agencies, reducing collection litigation and reducing arrearages and increasing voluntary customer payments of arrearages. The costs of this study will be at least $66,000 on a Total Company basis paid for by shareholders. If fewer than six states participate, the amount of the shareholder funds will be reduced proportionally.

Wa 14)

MEHC and PacifiCorp commit to a total contribution level for Washington low-income bill payment assistance in the amount of $80,000 annually, for a five-year period beginning July 1, 2006. The contributions may comprise contributions from corporate, employee, other sources and customer donations. The corporate contribution will be recorded in non-utility accounts. The contribution will be in addition to any funding provided through Schedule 91, Surcharge to Fund Low-Income Bill Assistance Program. Before the end of the five-year period, MEHC and PacifiCorp commit to work with low-income advocates and customer groups to evaluate additional matching contributions.

Wa 15)

MEHC and PacifiCorp commit that, within sixty (60) days of the close of the transaction, PacifiCorp will initiate a collaborative effort with the Commission Staff, representatives of the Energy Project and other interested parties to track low-income issues by identifying and collecting data pertinent to low-income customers in PacifiCorp’s Washington service territory.

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Wa 16

The corporate headquarters of PacifiCorp will remain in Oregon and all books and records relevant to PacifiCorp’s regulated operations and these Commitments will be available in Portland. If corporate or senior managers, and related staff, are relocated from Oregon to Utah, the costs of relocation will not be included in Washington rates.

Wa 17

MEHC and PacifiCorp commit that they will interpret RCW 80.12.020 to require Commission approval of any transaction which results in a merger of PacifiCorp with, or acquisition by PacifiCorp of, any other electric, gas or telecommunications company, whether or not such other company provides service in Washington.

Wa 18

MEHC and PacifiCorp will file with the Commission, for cost allocation and affiliate transaction purposes, the IASA and any amendments filed pursuant to Commitment 13. Any proposed cost allocation methodology for the allocation of corporate and affiliate investments, expenses, and overheads shall comply with the principles set forth in Commitment 14.

Wa 19

The premium paid by MEHC for PacifiCorp (Acquisition Premium) will be excluded from the utility accounts of PacifiCorp and recorded on the books of PPW Holdings LLC. Through the consolidation of PPW Holdings LLC with MEHC for financial reporting, the Acquisition Premium will be reflected on the consolidated balance sheet of MEHC. MEHC and PacifiCorp commit that they will not propose to recover the Acquisition Premium in Washington, or include the Acquisition Premium in PacifiCorp’s results of operations; provided, however, that MEHC may request that this commitment be modified if a party in a proceeding before the Commission proposes an adjustment to PacifiCorp’s revenue requirement that MEHC and PacifiCorp assert violates the regulatory theory of the matching principle. If PacifiCorp seeks recovery of the Acquisition Premium, then other Parties are free to oppose such recovery, including the validity of the matching principle.

Wa 20

MEHC commits that no amendments, revisions or modifications will be made to the ring-fencing provisions of Commitment 11 b) without prior Commission approval pursuant to a limited re-opener under RCW 80.04.210 for the sole purpose of addressing the ring-fencing provisions.

Wa 21

PacifiCorp will provide to Staff and Public Counsel, on an informational basis, credit rating agency news releases and final reports regarding PacifiCorp when such reports are known to PacifiCorp and are available to the public.

APPENDIX A - Page 18

Wa 22

MEHC and PacifiCorp will provide Commission Staff access to operational, internal and risk audit reports and documentation. PacifiCorp and Commission Staff will establish an agreeable procedure to review these confidential documents and the timeline to provide an annual listing of such audits.

Wa 23

Berkshire Hathaway acknowledges the Commitments made by MEHC and PacifiCorp and will not impede satisfaction of the Commitments. Berkshire Hathaway acknowledges that it is bound by Commitments 4, 5 and 17 and that it is subject to Commitments that are applicable to the affiliates of PacifiCorp and MEHC; provided, however, that Berkshire Hathaway does not guarantee or agree to be responsible for performance of Commitments made by MEHC and PacifiCorp.

Wa 24

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC if PacifiCorp’s unsecured debt rating is BBB- or lower by S & P or Fitch (or Baa3 or lower by Moody’s), as indicated by two of the three rating agencies.

Wa 25

MEHC and PacifiCorp commit to take actions described below to implement the Cascade Kraft Substation Outage and Power Quality Study dated January 10, 2005 (“Study”) in order to increase power quality and improve reliability to the Boise Cascade facility in Wallula, Washington. Boise Cascade LLC (“Boise”) will be responsible only for the costs of these actions to the extent they arise from changes to facilities owned by Boise rather than PacifiCorp.

a)	Actions. The following specific actions shall be taken by PacifiCorp:
1)

No item number in Study: Complete the installation of upgraded transformer primary protection for PacifiCorp transformers located in the “Kraft Substation.” Installing “Transruptors” in place of fuses;

2)

Item 2 in Study: Replace the PacifiCorp fixed capacitor banks located in the “Kraft Substation” with units that do not cause voltage transients when switched on and in addition mitigate harmonic currents and voltage distortion;

3)

Item 5A in Study: Prepare an engineering study analyzing the cost of installation of adequate lightning protection to the 69 kV sub-transmission system that is interconnected to the “Kraft Substation;”

4)	Item 5B in Study: Prepare an engineering study analyzing the cost of installation of adequate lightning protection to the 230 kV transmission system that is interconnected to the “Wallula Substation;”
5)	Item 11 in Study: Control the vegetation near the 230 kV structures to prevent range fire damage to the structures;

APPENDIX A - Page 19

6)	Item 12 in Study: Complete and continue the training of system operators to mitigate human errors; and
7)	No item number in Study: Upgrade Dodd Road Substation facilities to reduce the potential for faults on the secondary that pull the voltage down on the primary for extended time periods.
b)

Engineering Review and Approval. The engineering and detailed designs for items 1, 2, and 7 shall be completed by PacifiCorp and provided to Boise for its approval no later than twelve (12) months after the close of the transaction. If a dispute arises between the parties in respect of any engineering approval required by the preceding sentence either party may apply to the Commission for an order resolving the dispute on the basis of whether the disputed aspect of PacifiCorp’s design provides a cost effective design that complies with good industrial electrical practices.

c)

Completion Dates. Items 1, 2, and 7 shall be completed no later than 12 months after Boise’s approval of PacifiCorp’s engineering and detailed design or the Commission’s resolution of any disputes that arise out of such review and approval process. The engineering studies required by items 3 and 4 shall be completed within 12 months after the close of the transaction and a report specifying the actions that PacifiCorp intends to take with respect to such items and the timing of completion thereof and the means of financing such work shall be supplied at such time to each of Boise and the Commission Staff.

d)

Cost Responsibility. All work described in paragraph (a) above shall be completed by PacifiCorp at its sole cost and expense and without additional charge to Boise. The cost of such actions may be included in base rates by PacifiCorp in PacifiCorp’s next filed rate case applicable to its Washington service area; provided that the cost of the studies provided for in items 3 and 4 shall not be added to base rates until a solution to the problem reasonably acceptable to Boise and the Commission Staff has been implemented.

Wa 26)

MEHC and PacifiCorp acknowledge that the Commitments are being made by MEHC and PacifiCorp and are binding only upon them (and their affiliates where noted). MEHC and PacifiCorp are not requesting in this proceeding a determination of the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions referenced in the Commitments, and the Parties in appropriate proceedings may take such positions regarding the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions as they deem appropriate.

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